Perkins Coie LLP 1301 Second Avenue Suite 4200 Seattle, WA 98101	T. +1.206.359.8000 F. +1.206.359.9000 perkinscoie.com

October 14, 2025

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, D.C. 20549

Attention:	David Gessert
David Lin

Re:	DeFi Development Corp.
Registration Statement on Form S-1
Filed September 16, 2025
File No. 333-290297

Ladies and Gentlemen:

On behalf of DeFi Development Corp., an Delaware corporation (the “Company”), we are providing this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 30, 2025 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-1, as filed on September 16, 2025 (“Registration Statement”).

This letter is being submitted together with the Amendment No. 1 to the Company’s Registration Statement on Form S-1 (“Amendment No. 1”), which reflects certain revisions to the Registration Statement in response to the Comment Letter, as well as certain other changes. For your convenience, we are supplementally providing you with a copy of Amendment No. 1, which has been marked to show changes from the Registration Statement, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1 and all references to page numbers in such responses are to page numbers in Amendment No. 1.

Registration Statement on Form S-1

Prospectus Summary

Our Company

Digital Asset Treasury Strategy, page 1

1.	You disclose that your new treasury policy updated your treasury management to “include digital assets, starting with SOL” and that “[m]anagement intends to focus on accumulating digital assets, focusing on SOL, and holding it long-term.” Please expand to discuss your intentions to acquire other crypto assets, if any. To the extent you intend to acquire a material amount of other crypto assets, please add a section that addresses the characteristics of such crypto assets and the network on which they exist as well as any material risks related to your investment therein. If management does not currently have any such plans, please so state.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1 and 26 of Amendment No. 1.

October 14, 2025

Digital Asset Treasury Strategy Revenue, page 2

2.	We note your disclosure that “[w]e derive revenue from our digital asset treasury strategy through delegating a portion of our digital asset holdings with third-party validators… Additionally, we earn validator revenue from participating in the Solana network through creating and validating transactions using our owned validators.” Please revise to address the following points:

●	Quantify the portions of your crypto asset holdings that are allocated to your owned validator nodes and to third-party nodes, respectively.

●	Expand your disclosure to quantify the costs of operating your own validator nodes and address how and whether such operations have a material impact on your profitability.

●	Quantify the amount of SOL that is staked to your owned validator nodes by third parties.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 26 and 27 of Amendment No. 1.

3.	We note your disclosure that “[i]n exchange for staking our digital assets, we receive approximately 10% of the validators’ total earned rewards in the form of SOL, net of commission fees.” Please revise to discuss how such amount that you receive is determined. Also, please revise to explain how the validators’ total earned rewards in the form of SOL is determined and calculated and quantify the approximate amount of the validators’ commission fees you reference.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 26 of Amendment No. 1 to clarify how rewards from validators are determined and the approximate commission fees that the Company pays.

Business

Description of Our Segments

Digital Asset Treasury Strategy, page 26

4.	Please expand your disclosure to describe your plan of operation for the next 12 months by disclosing:

●	The amount and proportions of SOL and/or other crypto assets you have purchased or intend to purchase;

●	The amount of capital you intend to raise through equity issuances and debt financing for such acquisitions. In this regard, we note your disclosure on page 27 that you use proceeds primarily from financing activities that consist of equity issuances and debt financing to acquire SOL; and

●	An estimated timeline for building your digital asset treasury over this time period.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 26 of Amendment No. 1.

October 14, 2025

5.	We note your disclosure that “[w]e delegate (’stake’) a portion of our digital assets, primarily locked SOL, with third party validators… In some cases, we jointly own and operate validators alongside ecosystem partners to further align our treasury strategy with the broader Solana network.” Please revise to provide a materially complete description of your staking program. In this regard, please address each of the following points with respect to your (i) delegated staking activities with third party providers and (ii) staking activities conducted through your owned validators that you operate, as applicable:

●	State whether you have any target percentage of your SOL holdings that you stake.

●	Describe in greater detail the mechanics of the staking process.

●	Disclose the material terms of your agreements with your staking providers, and summarize the responsibility and duties of the staking providers thereunder.

●	Describe your plans with respect to the use of proceeds from staking rewards.

●	Disclose with specificity the bonding and unbonding periods associated with staking SOL, discuss how they affect liquidity and disclose the material terms of any policies and procedures you have in place to manage liquidity in this regard.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 26 and 27 of Amendment No. 1.

6.	Please expand your disclosure to describe the policies and procedures you have in place or intend to adopt that govern when you exchange cash for crypto assets and when you monetize your crypto assets. Disclose whether you have policies or will establish policies governing the percentage of your treasury holdings that will be SOL. In addition, please disclose whether you intend to hedge your exposure to SOL and, if so, please describe your hedging strategy. Further, provide related risk factor disclosure, if material and to the extent applicable.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 26 and 27 of Amendment No. 1 to clarify that the Company’s current policy does not set a specific target with respect to the amount of digital assets held and to provide additional disclosure on the Company’s approach to accumulate and hold digital assets, focusing on SOL, for the long-term. The Company respectfully advises the Staff that it does not have a policy regarding monetization of its crypto assets given the current focus on accumulating and holding such assets. The Company has updated the disclosure on pages 2 and 27 of Amendment No. 1 to clarify that the Company does not currently hedge its exposure to SOL price fluctuations, but may do so in the future. In light of the current policies and procedures, the Company believes that the material and applicable risk factors are disclosed.

7.	On page 27, you disclose that you “rely on various counterparties which includes, among others, Kraken, BitGo and Galaxy, to safeguard [your] digital asset holdings and execute trading on [your] behalf.” Please supplementally confirm whether you have disclosed the identities of the material counterparties in this regard. With respect to each material counterparty, please describe the material terms of your agreement(s), including, without limitation, the term and termination provisions, and file the same as exhibits to your registration statement, if required by Item 601 of Regulation S-K. For any material counterparty that provides custodial services for your crypto assets, please also disclose:

●	The proportion of private keys that are held in hot, warm or cold storage;

●	Whether your assets are held in segregated accounts;

●	The identity of entities that have access to the custodied assets;

October 14, 2025

●	Whether any entity is responsible for verifying the existence of your crypto assets;

●	Whether and to what extent the third-party custodian carries insurance for any losses of the crypto assets it custodies for you; and

●	Where the custodian is chartered and how it is regulated.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has updated its disclosure on pages 27 and 28 of Amendment No. 1 to include additional information about the applicable security and regulations applicable to the counterparties and insurance details, where available. Additionally, the Company respectfully advises the Staff that it has reviewed its arrangements and relationship with each of the counterparties, and based on its review, the Company believes that it is not required to file any such agreement as an exhibit pursuant to Item 601 of Regulation S-K. The agreements or arrangements with Kraken, BitGo and Galaxy are each the type of arrangement that typically accompanies the kind of business conducted by the Company in the ordinary course of its business, and they are not contracts on which the Company’s business is substantially dependent. While these counterparties are leading providers of trading or custody arrangements for digital assets, the Company respectfully submits that other providers provide comparable offerings and the Company believes that alternative providers could provide services that are substantially similar to the services the Company receives from its existing counterparties. In addition, the Company believes that it could transition to alternative providers on commercially reasonable terms, if management were to determine that doing so would be in the best interest of the Company. For the foregoing reasons, the Company does not believe that its business is substantially dependent on its arrangements with Kraken, BitGo or Galaxy, and therefore does not believe it is required to file the agreements as an exhibits pursuant to Item 601 of Regulation S-K.

8.	We note your disclosure on page 27 that, “Kraken accounts for approximately 95% of our trading volume and approximately 30% of our digital assets holding are at both BitGo and Galaxy.” Please revise to clarify the approximate percentage of your crypto asset holdings that are held at each material third party custodian, respectively.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 27of Amendment No. 1.

Solana Network, page 28

9.	Please revise this section to provide greater detail describing SOL and the Solana blockchain, including:

●	The market capitalization and average daily trading volume of SOL;

●	The past and current supply of SOL;

●	The launch date of SOL and the Solana blockchain; and

●	The governance of the Solana blockchain.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 29 and 30 of Amendment No. 1.

10.	We note your disclosure that the Solana network enables users to instantly send money globally, trade digital assets, utilize smart contracts, and buy or sell fungible and non-fungible tokens. Please revise to quantify or otherwise describe the nature and level of activity for each of these identified use cases, and quantify the number of active developers on the Solana network as of the most recent practicable date, to the extent known.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 29 and 30 of Amendment No. 1.

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October 14, 2025

We hope that the Company’s responses above adequately address the Staff’s comments. If the Staff has any questions or requires any additional information, please do not hesitate to contact me at (206) 359-3295.

Very truly yours,

/s/ Allison C. Handy
Allison C. Handy
Perkins Coie LLP

cc:	Joseph Onorati, DeFi Development Corp.